Exhibit 99.1

FF301 Page 1 of 8 v 1.0.2 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 March 2024 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Zhihu Inc. Date Submitted: 08 April 2024 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,550,000,000 USD 0.000125 USD 193,750 Increase / decrease (-) 0 USD Balance at close of the month 1,550,000,000 USD 0.000125 USD 193,750 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 50,000,000 USD 0.000125 USD 6,250 Increase / decrease (-) 0 USD Balance at close of the month 50,000,000 USD 0.000125 USD 6,250 Total authorised/registered share capital at the end of the month: USD 200,000

FF301 Page 2 of 8 v 1.0.2 II. Movements in Issued Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02390 Description Balance at close of preceding month 282,048,629 Increase / decrease (-) 0 Balance at close of the month 282,048,629 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02390 Description Balance at close of preceding month 17,674,043 Increase / decrease (-) 0 Balance at close of the month 17,674,043 Remarks: Opening and closing balances of Class A ordinary shares shown above are of the Class A ordinary shares issued as fully paid or credited to be fully paid. Opening and closing balances of Class A ordinary shares that are issued and outstanding (i.e. exclusive of the Class A ordinary shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans ("Bulk Issuance Shares")) are 279,910,117 and 280,145,000 respectively.

FF301 Page 3 of 8 v 1.0.2 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02390 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2012 Plan (Share incentive plan adopted in June 2012 as amended from time to time) 2,008,889 Cancelled -1,125 Lapsed -63,450 1,944,314 1,944,314 0 General Meeting approval date (if applicable) 2). 2022 Plan (Share incentive plan adopted on March 30, 2022 as amended from time to time) 0 0 0 13,042,731 General Meeting approval date (if applicable) Total A (WVR ordinary shares A): Total funds raised during the month from exercise of options: USD 0 (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

FF301

**(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)**

| | | | | | |
|---|---|---|---|---|---|
| 1. Class of shares issuable | WVR ordinary shares | Type of shares | A | Shares issuable to be listed on SEHK (Note 1) | Yes |
| Stock code of shares issuable (if listed on SEHK) (Note 1) | | 02390 | | | |

| | Description | General Meeting approval date (if applicable) | No. of new shares of issuer issued during the month pursuant thereto (D) | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|
| 1). | 2012 Plan - Restricted Shares (Share incentive plan adopted in June 2012 as amended from time to time) | | 0 | 710,974 |
| 2). | 2022 Plan - Restricted Share Unit (Share incentive plan adopted on March 30, 2022 as amended from time to time) | | 0 | 8,654,364 |

Total D (WVR ordinary shares A): 0

Remarks:

As of 31 March 2024, (i) 710,974 shares of the issuer may be issued pursuant to the restricted shares granted under 2012 Plan; and (ii) 8,654,364 shares of the issuer may be issued pursuant to the restricted share units granted under 2022 Plan.

373,398 restricted shares granted under 2012 Plan and 472,698 restricted share units granted under 2022 Plan were vested during the month.

6,975 restricted shares granted under 2012 Plan and 461,402 restricted share units granted under 2022 Plan were cancelled during the month.

**(E). Other Movements in Issued Share**

| | | | | | |
|---|---|---|---|---|---|
| 1. Class of shares issuable (Note 5 and 6) | WVR ordinary shares | Type of shares | A | Shares issuable to be listed on SEHK (Note 1, 5 and 6) | Yes |
| Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) | | 02390 | | | |

| | Type of Issue | At price (if applicable) | | Issue and allotment date (Note 5 and 6) | General Meeting approval date (if applicable) | No. of new shares of issuer issued during the month pursuant thereto (E) | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|---|
| | | Currency | Amount | | | | |
| 1). | Repurchase of shares | | | | 30 June 2023 | | -4,754,725 |

Total E (WVR ordinary shares A):

Remarks:

Class A: Repurchases of a total of 4,754,725 Class A ordinary shares were made on 2, 3, 4, 5, 8, 9, 10, 11, 12, 16, 17, 18, 19, 22, 23, 24, 25 and 26 January 2024, and 28 March 2024 in New York Stock Exchange but such shares are not yet cancelled as at 31 March 2024.

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v 1.0.2

FF301 Page 5 of 8 v 1.0.2 Total increase / decrease (-) in WVR ordinary shares A during the month (i.e. Total of A to E) 0

FF301 Page 6 of 8 v 1.0.2 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.2 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Lau Yee Wa Title: Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.2 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”